HARBOR INVESTMENT ADVISORY, LLC

**Financial Statements and
Supplementary Information Pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934**

**Together with Report of Independent Registered Public Accounting Firm
For the Years Ended December 31, 2025 and 2024**

HARBOR INVESTMENT ADVISORY, LLC

Table of Contents
For the Years Ended December 31, 2025 and 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Harbor Investment Advisory, LLC:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Harbor Investment Advisory, LLC (a Maryland limited liability company) (the Company) as of December 31, 2025 and 2024, the related statements of operations, changes in member's capital, changes in subordinated borrowings, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II, III and IV (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Harbor Investment Advisory, LLC's financial statements. The supplemental information is the responsibility of Harbor Investment Advisory, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Harbor Investment Advisory, LLC's auditor since 2012.

SC&H Attest Services P.C.

Hunt Valley, MD
February 17, 2026

HARBOR INVESTMENT ADVISORY, LLC

Statements of Financial Condition

As of December 31,	2025	2024
Assets		
Cash and cash equivalents	$ 2,519,040	$ 2,467,984
Restricted cash equivalents	751,032	751,032
Receivables from clearing broker	182,515	222,454
Accrued advisory fees receivable	2,076,069	1,895,246
Prepaid expenses and other assets	255,170	213,570
Notes receivable from related parties	-	116,518
Furniture, equipment, and leasehold improvements, net of accumulated depreciation	17,893	11,194
Right-of-use assets (operating leases), net of accumulated amortization	405,678	660,642
Deposits	21,977	21,977
Total Assets	$ 6,229,374	$ 6,360,617
Liabilities and Member's Capital		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$ 2,660,931	$ 2,424,168
Lease liabilities (operating leases)	471,335	759,767
Deferred revenue	77,500	43,805
Forgivable loan	-	93,750
Total Liabilities	3,209,766	3,321,490
Commitments and Contingencies (Note 4)		
Member's Capital	3,019,608	3,039,127
Total Liabilities and Member's Capital	$ 6,229,374	$ 6,360,617

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Operations

For the Years Ended December 31,		2025		2024
Revenues				
Management, investment advisory, and financial planning fees	$	20,171,029	$	18,284,451
Envestnet platform and manager fees		854,420		824,159
Commissions				
Listed equities, ETFs, closed-end funds, and options		144,581		160,618
Annuity and insurance commissions and trailers		320,683		201,888
Marketing and distribution fees				
Mutual fund 12b-1 fees		340,647		298,709
Mutual fund trading, service fees, and finder's fees		12,819		19,521
529 plan fees and trading		15,594		17,759
Fixed income trading		55,586		66,206
Interest income		115,211		134,505
Forgivable loan principal and interest (Note 5)		105,779		118,430
Account service fees and other income		25,078		13,219
Total Revenues		22,161,427		20,139,465
Operating Expenses				
Employee compensation and benefits		16,086,694		14,587,704
General and administrative		1,521,328		1,453,915
Envestnet platform and manager fees		849,247		820,861
Occupancy		304,124		304,120
Clearing charges		272,454		265,395
Total Operating Expenses		19,033,847		17,431,995
Operating Income		3,127,580		2,707,470
Other Expenses				
Interest expense		6,821		20,185
Net Income	$	3,120,759	$	2,687,285

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Changes in Member's Capital
For the Years Ended December 31, 2025 and 2024

Balance at December 31, 2023	$	2,878,029
Net income		2,687,285
Distributions to member		(2,526,187)
Balance at December 31, 2024		3,039,127
Net income		3,120,759
Distributions to member		(3,140,278)
Balance at December 31, 2025	$	3,019,608

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Changes in Subordinated Borrowings
For the Years Ended December 31, 2025 and 2024

Balance at December 31, 2023	$	187,500
Principal payments forgiven		(93,750)
Balance at December 31, 2024		93,750
Principal payments forgiven		(93,750)
Balance at December 31, 2025	$	-

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Cash Flows

For the Years Ended December 31,	2025	2024
Cash Flows From Operating Activities		
Net income	$ 3,120,759	$ 2,687,285
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation	4,687	3,927
Amortization of right-of-use assets (operating leases)	254,964	272,915
Principal forgiven on forgivable loan	(93,750)	(93,750)
Changes in assets and liabilities:		
Receivables from clearing broker	39,939	87,206
Accrued advisory fees receivable	(180,823)	(198,265)
Prepaid expenses and other assets	(41,600)	89
Accounts payable, accrued expenses and other liabilities	236,763	543,843
Lease liabilities (operating leases)	(288,432)	(235,487)
Deferred revenue	33,695	17,555
Net Cash and Cash Equivalents Provided By Operating Activities	3,086,202	3,085,318
Cash Flows From Investing Activities		
Acquisition of furniture, equipment, and leasehold improvements	(11,386)	-
Repayments of notes receivable from related parties	116,518	340,739
Net Cash and Cash Equivalents Provided By Investing Activities	105,132	340,739
Cash Flows From Financing Activities		
Distributions to member	(3,140,278)	(2,526,187)
Net Cash and Cash Equivalents Used In Financing Activities	(3,140,278)	(2,526,187)
Net Increase in Cash, Cash Equivalents, and Restricted Cash Equivalents	51,056	899,870
Cash and Cash Equivalents, beginning of year	2,467,984	1,568,114
Restricted Cash Equivalents, beginning of year	751,032	751,032
Total Cash, Cash Equivalents, and Restricted Cash Equivalents, beginning of year	3,219,016	2,319,146
Cash and Cash Equivalents, end of year	2,519,040	2,467,984
Restricted Cash Equivalents, end of year	751,032	751,032
Total Cash, Cash Equivalents, and Restricted Cash Equivalents, end of year	$ 3,270,072	$ 3,219,016
Supplemental Disclosure of Non-Cash Activities:		
Interest forgiven on forgivable loan	$ 12,029	$ 24,680

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Harbor Investment Advisory, LLC (the Company) is a full-service broker-dealer and investment advisor that provides clients with investment portfolio solutions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company is a Maryland limited liability company (LLC) that is 100% owned by Harbor Investment Management, LLC (the Parent).

In accordance with the operating agreement, unless sooner terminated, the Company shall continue to be in existence for perpetuity.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3. The Company has a fully disclosed clearing arrangement with Pershing, LLC (Pershing) to provide custody and clearing services for clients of the Company.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Single Operating Segment Reporting

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2023-07, *Improvements to Reportable Segment Disclosures* (ASU 2023-07). ASU 2023-07 primarily requires incremental segment information disclosures and enhanced disclosures about significant segment expenses. The guidance is effective for annual reporting periods beginning after December 15, 2023, with early adoption permitted. The Company retrospectively adopted ASU 2023-07 on January 1, 2024.

The Company derives its revenues from a single line of business as a securities broker-dealer and investment advisor. The Company has identified its Chief Executive Officer as the chief operating decision maker (CODM), who evaluates the results of the business and manages the Company using net income, which is presented in the accompanying statements of operations. Additionally, the CODM uses net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore a single reportable segment, because the CODM manages the business activities using information on the Company as a whole. All the Company's revenues are derived from customers located in the United States, and no customer accounted for 10% or more of the Company's total revenues during the reporting period. Therefore, the Company does not present separate financial information for distinct operating segments.

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and other highly liquid investments with original maturities of three months or less at the time of purchase.

Concentration of Credit Risk

The Company maintains substantially all its cash with two financial institutions. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor. In April 2023, the Company executed an IntraFi Cash Service^{SM} (ICS) agreement to place deposits exceeding $250,000 in a deposit account at participating destination institutions, up to $250,000 per institution. The Company periodically maintains cash balances in excess FDIC coverage.

Restricted Cash Equivalents

Restricted cash equivalents consist of amounts held by Pershing as required by the Company's fully disclosed clearing agreement with Pershing, of which $750,000 is permanently restricted for the life of the agreement (Note 4). The amounts are held in cash equivalents.

Financial Instruments – Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with the FASB Accounting Standards Codification (ASC) 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses would be reported in other expenses.

Based on historical trends, the financial condition of creditors, and expectations of economic and industry factors, management does not expect credit losses on any of the Company's receivables. There was no allowance for credit losses recorded, and no changes to the allowances for credit losses recorded in other expenses for the years ended December 31, 2025 and 2024.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Accrued Advisory Fees Receivable

Accrued advisory fees receivable result from unbilled monthly charges that have not been processed through Pershing for advisory fees for which performance obligations per the customer contract have been satisfied and the Company has the right to bill the customer.

Notes Receivable from Related Parties

The Company has various notes receivable from certain employees which are in the form of forgivable loans. The notes have various maturity dates through October 2025. During the year ended December 31, 2024, the Company did not issue any promissory notes. As of December 31, 2024, the Company had promissory notes outstanding totaling $116,518. As of December 31, 2024, the interest rates on such notes ranged from 1.29% to 2.89%.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation. All office furniture and equipment with a cost in excess of $2,500 is capitalized. Furniture and equipment are depreciated using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the asset's useful life or the lease term, which is approximately six years.

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets in accordance with the FASB ASC 360, *Property, Plant, and Equipment* (ASC 360). ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

As of December 31, 2025 and 2024, the Company determined that none of its assets were impaired. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell. The Company has no assets intended for disposal as of December 31, 2025 and 2024.

Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with ASC 606, *Revenue from Contracts with Customers*. Management, investment advisory, and financial planning fees include fees earned from providing investment advisory services and consulting services. Substantially all advisory fees are recognized as revenue when the services are provided over the term of the contract period as performance obligations are satisfied and the income is reasonably determinable. Envestnet platform and manager fees are recognized as revenue when collected from customers, and as expenses when remitted to Envestnet, which is typically within several business days of collection.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Revenue Recognition – cont'd

Commissions and related clearing expenses are recorded on a settlement-date basis as security transactions occur which the Company has determined is very consistent with trade-date basis, and any impact on revenue recognition is immaterial. Marketing and distribution fees from various fund companies are recognized when performance obligations are satisfied and are typically based on average daily assets over the previous month or quarter as specified in the underlying contracts or prospectuses of the funds.

Income Taxes

No provision or benefit for income taxes is required since the Company is recognized as a single member limited liability company for Federal and state income tax purposes. As such, the Company is deemed a disregarded entity for tax purposes, and any taxable income of the Company is included in the tax returns of its sole member.

ASC 740, *Income Taxes,* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has not incurred interest and penalties accrued on any unrecognized tax exposures.

Advertising

The Company recognizes advertising expense as incurred. Advertising expenses for the years ended December 31, 2025 and 2024 totaled $25,787 and $41,424, respectively.

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 17, 2026, the date the financial statements were available to be issued and determined there were no material events that warrant disclosure, except as disclosed in Note 9 to the financial statements.

2. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Depreciation expense for the years ended December 31, 2025 and 2024 totaled $4,687 and $3,927, respectively. The cost and accumulated depreciation of furniture, equipment, and leasehold improvements consists of the following as of December 31,:

	2025	2024
Furniture and equipment	$ 34,994	$ 23,608
Less: accumulated depreciation	(17,101)	(12,414)
Furniture, equipment, and leasehold improvements, net	$ 17,893	$ 11,194

3. EMPLOYEE RETIREMENT PLAN

The Company has a defined contribution plan (the Plan) in which employees of the Company participate. The Plan covers substantially all employees upon date of hire, as defined in the Plan document. The Plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions from 1% to 100% of annual compensation, subject to annual Internal Revenue Code limitations. The Company makes Traditional ADP Safe Harbor Matching Contributions equal to the sum of (a) 100% of the Participant's elective deferrals that do not exceed 3% of his or her compensation for the allocation period, plus (b) 50% of the Participant's elective deferrals that exceed 3% of his or her compensation for the allocation period but do not exceed 5% of his or her compensation for the allocation period.

For the years ended December 31, 2025 and 2024, Company matching contributions totaled $304,563 and $297,689, respectively, and are included in employee compensation and benefits in the accompanying statements of operations.

4. COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

In accordance with FASB ASC 842, *Leases,* capital and operating leases are to be reported on the statement of financial condition as a depreciable right-of-use asset and a liability reduced by lease payments. The asset and liability are initially measured at the present value of the future lease payments, including payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition. The lease liability was determined by using the incremental borrowing rate of 5% based on the information available at the lease commencement dates. The associated right-of-use asset is valued at an amount equal to the lease liability, less any adjustments as defined in Topic 842. The lease agreements do not contain any residual value guarantees or restrictive covenants.

The Company leases office space in one location under an operating lease agreement that expires in May 2027. The Company subleases office space in a second location in 12-month renewable terms.

4. **COMMITMENTS AND CONTINGENCIES – cont'd**

Leasing Arrangements – cont'd

In accordance with ASC 842, the Company has elected to exclude the sublease from the statement of financial condition and future minimum lease payments schedule. Rent expense totaling $304,124 and $304,120 was charged to operations for the years ended December 31, 2025 and 2024, respectively.

Future minimum lease payments under the office space lease are as follows for the years ending December 31,:

2026	$	325,084
2027		138,519
Total future minimum lease payments		463,603
Less: discount to present value		(17,072)
Total	$	446,531

The Company leases office equipment under operating leases with varying expiration dates through March 2030. Office equipment rent expense totaling $7,659 was charged to operations for the years ended December 31, 2025 and 2024.

Future minimum lease payments under the office equipment leases are as follows for the years ending December 31,:

2026	$	7,659
2027		7,659
2028		7,659
2029		4,040
2030		105
Total future minimum lease payments		27,122
Less: discount to present value		(2,318)
Total	$	24,804

As of December 31, 2025 and 2024, the Company has recorded a lease liability totaling $471,335 and $759,767, respectively. As of December 31, 2025 and 2024, the Company has recorded a right-of-use asset totaling $405,678 and $660,642, respectively. As of December 31, 2025, the weighted average remaining lease term of equipment leases is 3.55 years, and the remaining lease term of the primary office lease is 1.42 years. As of December 31, 2024, the weighted average remaining lease term of equipment leases was 4.45 years, and the remaining lease term of the primary office lease was 2.42 years. Cash paid for amounts included in the measurement of operating lease liabilities totaled $321,750 and $250,855 for the years ended December 31, 2025 and 2024, respectively.

4. **COMMITMENTS AND CONTINGENCIES – cont'd**

Termination Agreement

In 2010, the Company entered into an agreement with Pershing to provide custody and clearing services for clients of the Company for a period of six years. In March 2015, the parties modified the terms and renewed for a period of eight years. In May 2018, the parties modified the terms and renewed for a period of eight years. The agreement states that if the Company moves their client accounts from Pershing, the Company will be liable for a termination fee which decreases each year through the eighth year of the agreement. As of December 31, 2025, management has no intention of moving client accounts from Pershing. The maximum termination fee totaled $500,000 and $750,000 as of December 31, 2025 and 2024, respectively.

5. **FORGIVABLE LOAN**

The Company entered into a loan agreement on August 15, 2017. Under the terms of the agreement, the amount borrowed totaled $750,000. The loan bore interest at 5% plus the greater of the Prime Rate and Fed Funds Rate. As of December 31, 2024, the interest rate was 12.5%. As of December 31, 2025 and 2024, the outstanding balance on the loan was $0 and $93,750, respectively. The maturity date of any unpaid principal, interest, and late charges was August 15, 2025. The loan was entered into with prior written approval of FINRA and constitutes a satisfactory subordination agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (SEA). Accordingly, the lender irrevocably agrees that the obligations of the Company with respect to the payment of principal and interest are and shall be fully and irrevocably subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company whose claims are not similarly subordinated (claims hereunder shall rank pari passu with claims similarly subordinated) and to claims which are now or hereafter expressly stated in the instruments creating such claims to be senior in right of payment to the claims of the class of this claim arising out of any matter occurring prior to the date on which the Company's obligation to make such payment matures consistent with the provisions hereof.

The loan states that on each anniversary date of the closing date, and again on the scheduled maturity date, the lender shall forgive one-eighth of the total amount of the loan, and the amount of accrued interest as of the applicable partial forgiveness date, on the condition that the Company meets specific conditions of forgiveness. If at any time during the term of the loan agreement, any of the conditions of forgiveness have not been met, there shall be no further forgiveness of any amounts of the loan, and any remaining principal amount of the loan that has not been forgiven pursuant to Section 4(b) of Rider A to said loan shall remain payable in accordance with the terms of the loan agreement. On August 15, 2025, the Company met all the specific conditions of forgiveness, and $93,750 of principal and $12,029 of interest was forgiven by the lender. On August 15, 2024, the Company met all the specific conditions of forgiveness, and $93,750 of principal and $24,680 of interest was forgiven by the lender. The forgiven principal and interest are included in forgivable loan principal and interest in the accompanying statements of operations.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $2,561,077, which was $2,379,304 in excess of its required net capital, and the Company's net capital ratio was 1.06 to 1. At December 31, 2024, the Company had net capital of $2,579,280, which was $2,411,061 in excess of its required net capital, and the Company's net capital ratio was 0.98 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the SEC. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3, and therefore the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. FOCUS REPORT

There are no differences between the accompanying financial statements and the December 31, 2025 FOCUS report filed with FINRA.

9. SUBSEQUENT EVENTS

As of February 17, 2026, the Company approved and made 2026 capital distributions totaling $880,018.

SUPPLEMENTARY INFORMATION

HARBOR INVESTMENT ADVISORY, LLC

Schedule I
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2025

Total member's capital		$	3,019,608
Deduction and/or charges:			
Total nonallowable assets:			
Fees receivable not offset by payable	$	163,491	
Prepaid expenses and other assets		255,170	
Furniture, equipment, and leasehold improvements		17,893	
Deposits		21,977	458,531
Net Capital		$	2,561,077

Computation of Basic Net Capital Requirement under Rule 15c3-1 of the
Securities Exchange Commission

Minimum net capital required (Under SEC Rule 15c3-1)	$	181,773
Excess net capital	$	2,379,304
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	2,288,418

Computation of Aggregate Indebtedness under Rule 15c3-1 of the
Securities Exchange Commission

Total aggregate indebtedness included in statement of financial condition	$	2,726,589
Ratio of aggregate indebtedness to net capital		1.06

See report of independent registered public accounting firm.

HARBOR INVESTMENT ADVISORY, LLC

Schedule II
Computation for Determination of Reserve Requirement Under Rule 15c3-3 of
the Securities and Exchange Commission
As of December 31, 2025

As of December 31, 2025, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2025, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

HARBOR INVESTMENT ADVISORY, LLC

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2025

As of December 31, 2025, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2025, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

Schedule IV
Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
As of December 31, 2025

There are no material differences between the computation of net capital and aggregate indebtedness required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II Focus Report as of December 31, 2025.

OTHER INFORMATION



Report of Independent Registered Public Accounting Firm

To the Member of
Harbor Investment Advisory, LLC:

We have reviewed management's statements, included in the accompanying Harbor Investment Advisory, LLC Exemption Report, in which (1) Harbor Investment Advisory, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harbor Investment Advisory, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Harbor Investment Advisory, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Harbor Investment Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harbor Investment Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SC&H Attest Services P.C.

Hunt Valley, MD
February 17, 2026

Harbor Investment Advisory, LLC Exemption Report

Harbor Investment Advisory, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(ii) throughout the most recent fiscal year ended December 31, 2025, without exception.

Harbor Investment Advisors, LLC

I, Raymond Dean, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Raymond P. Dean, FINOP

February 17, 2026